UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Second Quarter
and Six Month 2019 Results

Lima, Peru, July 25, 2019 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the second quarter (2Q19) and six-month (6M19) period ended June 30, 2019. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

Second Quarter 2019 Highlights:
●
During 2Q19, Buenaventura generated US$ 11.2 million in additional EBITDA through the Company´s De-Bottlenecking Program, in-line with the budget target as reported at the beginning of the year (please see page 6 for more details). Through this program, BVN is increasing the efficiency of its Tambomayo, Uchucchacua, Orcopampa and El Brocal mines.

●
2Q19 EBITDA from direct operations was US$ 45.7 million, compared to US$ 87.4 million reported in 2Q18, primarily due to a reduction in volume sold at the Company’s Orcopampa and La Zanja mines. This represents a positive sequential quarterly trend. 2Q19 Adjusted EBITDA including associated companies reached US$ 128.4 million, compared to US$ 190.1 million in 2Q18.

●
2Q19 capital expenditures were US$ 28.8 million, compared to US$ 31.2 million for the same period in 2018. This is in-line with the budget target as reported at the beginning of the year considering the heavy rains during the 1Q19.

●	2Q19 net income was US$ 9.7 million, compared to a net income of US$ 41.3 for the same period in 2018.
●	The portfolio of greenfield projects continued to advance well during the quarter. Buenaventura expects to declare San Gabriel (Au), Yumpaq (Ag) and Trapiche (Cu) ore reserves during 6M20.
●
At Cerro Verde, the concentrator facilities continued to perform well during 2Q19, with an average throughput rate of 407,700 metric ore tons per day in the second quarter. Cerro Verde maintained a robust cash position during 6M19.

●	At Yanacocha, performance during the quarter was above expectations, with less transitional ore sent to the leaching PAD. Also, maintaining a significant cash position.

Financial Highlights (in millions of US$, except EPS figures):

	2Q19	2Q18	Var%	6M19	6M18	Var%
Total Revenues	216.1	317.5	-32%	402.2	629.7	-36%
Operating Profit	-15.3	20.2	N.A.	-42.4	61.5	N.A.
EBITDA Direct Operations	45.7	87.4	-48%	72.5	185.9	-61%
Adjusted EBITDA (Inc Associates)	128.4	190.1	-32%	285.6	364.2	-22%
Net Income	9.7	41.3	-77%	37.0	69.7	-47%
EPS*	0.04	0.16	-77%	0.15	0.27	-47%

(*) As of June 30, 2019 Buenaventura had a weighted average number of shares outstanding of 253,986,190.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2019 Results

Operating Revenues

2Q19 net sales were US$ 210.8 million, compared to US$ 312.8 million reported in 2Q18. This was primarily due to a 48% YoY decrease in volumes sold of gold and a 25% YoY decrease in silver. Further, this was also due to lower prices of silver (9%), lead (21%), zinc (5%) and copper (9%).

Royalty income increased 14% in the 2Q19; to US$ 5.4 million in 2Q19 from US$ 4.7 million in 2Q18. This was due to a 12% increase in revenues at Yanacocha.

Operating Highlights	2Q19	2Q18	Var%	6M19	6M18	Var%
Net Sales (in millions of US$)	210.8	312.8	-33%	391.4	620.5	-37%
Average Realized Gold Price (US$/oz) (1) (2)	1,303	1,294	1%	1,302	1,320	-1%
Average Realized Gold Price (US$/oz) Inc. Affiliates (2)(3)	1,308	1,298	1%	1,306	1,320	-1%
Average Realized Silver Price (US$/oz) (1) (2)	14.91	16.37	-9%	15.12	16.29	-7%
Average Realized Lead Price (US$/MT) (1) (2)	1,851	2,353	-21%	1,929	2,487	-22%
Average Realized Zinc Price (US$/MT) (1) (2)	2,875	3,018	-5%	2,847	3,238	-12%
Average Realized Copper Price (US$/MT) (1) (2)	6,077	6,656	-9%	6,098	6,757	-10%

Volume Sold	2Q19	2Q18	Var%	6M19	6M18	Var%
Consolidated Gold Oz (1)	45,854	87,488	-48%	81,441	181,608	-55%
Gold Oz Inc. Associated Companies (3)	118,686	152,004	-22%	224,910	304,242	-26%
Consolidated Silver Oz (1)	5,342,779	7,103,081	-25%	8,844,458	12,974,769	-32%
Consolidated Lead MT (1)	15,171	10,611	43%	24,549	18,522	33%
Consolidated Zinc MT (1)	17,070	17,024	0%	31,839	34,585	-8%
Consolidated Copper MT (1)	9,189	10,534	-13%	17,507	20,417	-14%

(1)	Buenaventura Consolidated includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)	The realized price takes into account the adjustments of quotational periods.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal, 40.095% of Coimolache and 43.65% of Yanacocha

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2019 Results

Production and Operating Costs

Buenaventura’s 2Q19 equity gold production was 40,598 ounces, compared to 78,858 reported in 2Q18, primarily due a 70% YoY decrease in production at Orcopampa (due to De-Bottlenecking prioritization) and a 65% YoY decrease in production at La Zanja (as budgeted). Silver equity production decreased by 22% compared to 2Q18, primarily due to a 50% decrease in production at the Tambomayo mine and a 23% decrease at the Uchucchacua mine; both due to lower grades. Lead equity production increased by 43% compared to 2Q18, primarily due to a 78% increase in production at the El Brocal mine and a 22% increase at the Uchucchacua mine.

Buenaventura´s 6M19 equity gold production was 79,935 ounces, compared to 166,475 reported in 6M18. This was primarily due to a 78% YoY decrease in production at Orcopampa and a 43% YoY decrease in production at La Zanja. Silver equity production decreased by 22% compared to 6M18, primarily due to a 50% decrease in production at the Tambomayo mine and a 23% decrease at the Uchucchacua mine. Lead equity production increased by 23% compared to 6M18, primarily due to a 59% increase in production at the El Brocal mine.

Equity Production	2Q19	2Q18	Var%	6M19	6M18	Var%
Gold Oz Direct Operations(1)	40,598	78,858	-49%	79,935	166,475	-52%
Gold Oz including Associated(2) Companies	115,245	147,718	-22%	228,157	295,225	-23%
Silver Oz Direct Operations(1)	5,187,170	6,627,550	-22%	8,856,414	13,294,295	-33%
Silver Oz including Associated Companies	5,516,353	7,030,266	-22%	9,511,204	14,261,589	-33%
Lead MT	13,023	9,142	42%	21,259	17,266	23%
Zinc MT	16,090	15,616	3%	28,930	32,181	-10%
Copper MT Direct Operations(1)	5,989	6,905	-13%	11,473	13,382	-14%
Copper MT including Associated Companies	27,167	30,099	-10%	55,840	58,213	-4%

Consolidated Production	2Q19	2Q18	Var%	6M19	6M18	Var%
Gold Oz(3)	44,582	88,494	-50%	91,629	187,141	-51%
Silver Oz(3)	5,751,519	7,023,637	-18%	9,738,672	14,005,824	-30%
Lead MT(3)	16,244	10,955	48%	26,420	20,520	29%
Zinc MT(3)	20,902	20,381	3%	37,779	42,267	-11%
Copper MT(3)	9,719	11,215	-13%	18,618	21,735	-14%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 53.06% of La Zanja and 61.43% of El Brocal.
(2)	Based on 100% of Buenaventura´s operating units, 53.06% of La Zanja, 61.43% of el Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.
(3)	Based on 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2019 Results

Tambomayo (100% owned by Buenaventura)

Production
		2Q19	2Q18	Var %	6M19	6M18	Var %
Gold	Oz	24,610	31,173	-21%	48,643	64,866	-25%
Silver	Oz	558,034	1,106,694	-50%	1,073,277	2,126,610	-50%

Cost Applicable to Sales
		2Q19	2Q18	Var %	6M19	6M18	Var %
Gold	US$/Oz	558	547	2%	617	536	15%

2Q19 year on year gold production at Tambomayo decreased 21%, mainly due to lower ore grades and reduced recovery rates. Cost Applicable to Sales (CAS) in 2Q19 was in-line with 2Q18.

Second quarter 2019 gold inventory generated exceeded expectations. The Company expects to sell this inventory during the third quarter 2019.

Gold production guidance for 2019 is 90k – 110k ounces and silver production guidance is 2.5M – 3.0M ounces.

Orcopampa (100% owned by Buenaventura)

Production
		2Q19	2Q18	Var %	6M19	6M18	Var %
Gold	Oz	10,764	35,694	-70%	16,713	75,681	-78%
Silver	Oz	7,312	139,404	-95%	10,499	225,406	-95%

Cost Applicable to Sales
		2Q19	2Q18	Var %	6M19	6M18	Var %
Gold	US$/Oz	1,563	910	72%	1,834	886	107%

The decrease in 2Q19 gold production at Orcopampa was primarily due to prioritizing the De-Bottlenecking Program over ore extraction. Cost Applicable to Sales (CAS) increased to 1,563 US$/Oz in 2Q19, compared to 910 US$/Oz in 2Q18, primarily due to a decrease in volume sold.

Gold production guidance for 2019 is 37k – 45k ounces.

La Zanja (53.06% owned by Buenaventura)

Production
		2Q19	2Q18	Var %	6M19	6M18	Var %
Gold	Oz	5,443	15,660	-65%	19,060	33,382	-43%
Silver	Oz	11,422	48,616	-77%	60,604	113,029	-46%

Cost Applicable to Sales
		2Q19	2Q18	Var %	6M19	6M18	Var %
Gold	US$/Oz	1,471	941	56%	1,115	979	14%

2Q19 gold production decreased by 65% year on year, in-line with the Company’s guidance released at the beginning of 2019. 2Q19 Cost Applicable to Sales (CAS) was 1,471 US$/Oz; a 56% increase compared to 941 US$/Oz in 2Q18, mainly due to lower volume sold (68%).

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2019 Results

Gold production guidance for 2019 is 25k – 35k ounces.

Coimolache (40.10% owned by Buenaventura)

Production
		2Q19	2Q18	Var %	6M19	6M18	Var %
Gold	Oz	34,766	39,557	-12%	61,039	69,473	-12%
Silver	Oz	145,567	182,731	-20%	221,927	362,637	-39%

Cost Applicable to Sales
		2Q19	2Q18	Var %	6M19	6M18	Var %
Gold	US$/Oz	716	715	0%	721	691	4%

2Q19 gold production at Coimolache decreased by 12% year on year, in-line with the mine production plan. Cost Applicable to Sales (CAS) in 2Q19 was in-line with 2Q18.

Gold production guidance for 2019 is 150k – 170k ounces.

Uchucchacua (100% owned by Buenaventura)

Production
		2Q19	2Q18	Var %	6M19	6M18	Var %
Silver	Oz	3,083,290	4,005,948	-23%	5,079,729	8,419,196	-40%
Zinc	MT	6,093	4,842	26%	9,998	9,418	6%
Lead	MT	5,795	4,762	22%	8,754	8,947	-2%

Cost Applicable to Sales
		2Q19	2Q18	Var %	6M19	6M18	Var %
Silver	US$/Oz	10.37	9.99	4%	10.91	9.86	11%

2Q19 silver production at Uchucchacua decreased, primarily due to reduced ore grades. Cost Applicable to Sales (CAS) in 2Q19 was in-line with 2Q18.

Silver production guidance for 2019 is 11.5 million – 12.5 million ounces.

Julcani (100% owned by Buenaventura)

Production
		2Q19	2Q18	Var %	6M19	6M18	Var %
Silver	Oz	642,182	620,276	4%	1,300,897	1,124,431	16%

Cost Applicable to Sales
		2Q19	2Q18	Var %	6M19	6M18	Var %
Silver	US$/Oz	13.47	15.26	-12%	13.77	15.74	-12%

2Q19 silver production was in-line with that which was reported in 2Q18. 2Q19 Cost Applicable to Sales (CAS) of 13.47 US$/Oz was 12% lower than 15.26 US$/Oz in 2Q18, mainly due to the Company’s success in centralizing the operation.

Silver production guidance for 2019 is 2.2 million – 2.5 million ounces.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2019 Results

El Brocal (61.43% owned by Buenaventura)

Production
		2Q19	2Q18	Var %	6M19	6M18	Var %
Copper	MT	9,671	11,173	-13%	18,527	21,655	-14%
Zinc	MT	12,476	12,353	1%	22,943	26,151	-12%
Silver	Oz	1,449,278	967,763	50%	2,213,667	1,707,217	30%

Cost Applicable to Sales
		2Q19	2Q18	Var %	6M19	6M18	Var %
Copper	US$/MT	5,504	5,434	1%	5,680	5,215	9%
Zinc	US$/MT	2,099	1,639	28%	2,149	1,697	27%

Copper production in 2Q19 decreased 13% compared to 2Q18, mainly due to a 13% decrease in ore treated. 2Q19 zinc production was in-line with 2Q18.

In 2Q19, zinc Cost Applicable to Sales (CAS) increased by 28% compared to 1,639 US$/MT, primarily due to an increase in commercial deductions. Copper CAS in 2Q19 was in-line with 2Q18.

Zinc production guidance for 2019 is 57k – 65k MT, while copper production guidance for 2019 is 47k – 52k MT.

De-Bottlenecking Program – 2Q19 Update

Buenaventura’s De-Bottlenecking Program continues to progress with positive results, generating additional EBITDA as follows:

Name	Stage	2Q19 Estimated	2Q19 Actual	6M19 Actual
Tambomayo	1 Mine Design Optimization	Increase of efficiency of the ratio of mining preparations per tone + Haulage Fleet reduction	$1.0M	$0.8M	$1.1M
	2 Improvement of the Metallurgical Process	Change in the process: Cyanidation → Flotation to Flotation → Cyanidation of concentrate	$2.9M	$3.0M	$5.5M
	3 Cost Optimization in Support Areas	Synergies between Orcopampa and Tambomayo	$0.4M	$0.9M	$1.2M
Orcopampa	1 Mine Centralization	Reduction of equipment	$0.6M	$0.6M	$1.2M
	2 Improvement of efficiency in exploration	Reduction of exploration galleries and emphasis in diamond drilling	$0.5M	$0.6M	$1.2M
	3 Cost Optimization in Support Areas	Synergies between Orcopampa and Tambomayo	$0.4M	$0.3M	$0.6M
Uchucchacua	1 Optimization of the ore transport system	Reduction of equipment and haulage distances	$0.5M	$0.8M	$1.0M
	2 Improvement of efficiency in exploration	Emphasis in zones close to the exploitation areas (centralization)	$1.0M	$1.0M	$3.2M
	3 Cost Optimization in Support Areas	Optimization of services and process	$0.6M	$0.6M	$1.1M
El Brocal	1 Mine Design Optimization	Stope design optimization to reduce galleries per ton mined	$1.5M	$1.0M	$1.5M
	2 Renegotiation of cost rates with contractors	Optimization of the use of the equipment fleet	$0.6M	$0.0M	$0.0M
	3 Increase in production due to operational improvements	Second stage in the optimization of metallurgical processes: Availability and Performance	$1.3M	$1.6M	$1.6M
		TOTAL	$11.3M	$11.2M	$19.2M

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2019 Results

General and Administrative Expenses

2Q19 General and Administrative expenses were US$ 18.0 million; a 18% decrease as compared to the US$ 20.0 million in 2Q18, mainly due to a decrease in compensation provisions as well as headcount reduction.

Exploration in Non-Operating Areas

2Q19 exploration costs in Non-Operating Areas were US$ 3.4 million, compared with US$ 8.3 million in 2Q18. During the period, Buenaventura primarily focused its exploration efforts on the Marcapunta Norte (US$ 1.0 million), Emperatriz (US$ 0.4 million) and Yumpaq projects (US$ 0.3 million).

Share in Associated Companies

During 2Q19, Buenaventura’s share in associated companies was negative US$ 22.7 million, compared to US$ 34.2 million reported in 2Q18, comprised of:

Share in the Result of Associates (in millions of US$)	2Q19	2Q18	Var %	6M19	6M18	Var %
Cerro Verde	10.4	37.0	-72%	49.6	64.1	-23%
Coimolache	11.2	-4.5	N.A.	20.9	-19.4	N.A.
Yanacocha	1.1	1.8	-39%	1.7	4.3	-60%
Others	0.0	0.0	N.A.	0.0	0.0	N.A.
Total	22.7	34.2	-34%	72.2	49.0	47%

YANACOCHA

At Yanacocha, which is 43.65% owned by Buenaventura, 2Q19 gold production was 139,077 ounces; 60,707 ounces of which were attributable to Buenaventura. This represents a 21% increase as compared to the 115,342 ounces produced in 2Q18; 50,347 ounces of which were attributable to Buenaventura. For 6M19, gold production was 283,500; 123,748 ounces of which were attributable to Buenaventura, a 29% increase as compared to 219,575 ounces in 6M18; 95,844 ounces of which were attributable to Buenaventura.

Gold production guidance at Yanacocha for 2019 is 510k ounces.

In 2Q19, Yanacocha reported a net income of US$ 25.7 million, compared to a net loss of US$ 12.1 million reported in 2Q18.

CAS in 2Q19 was US$ 753/oz; a 10% decrease as compared to the US$ 833/oz reported in 2Q18 mainly due to a 10% YoY increase in volume sold and due to a reduced amount of deep transitional material processed during the quarter.

Capital expenditures at Yanacocha were US$ 42.9 million in 2Q19.

The Quecher Main project, an oxide deposit, is currently in its Execution Phase. Commercial production is expected to be reached in the fourth quarter of 2019. The Quecher Main project extends the life of the Yanacocha operation until 2027, with average annual gold production of 200,000 ounces per year expected between 2020 and 2025. Cost applicable to sales (CAS) is expected to be between US$ 750 and US$ 850 per ounce and AISC between US$ 900 and US$ 1,000. Total CAPEX for the project is expected to be between US$ 250 and US$ 300 million with US$ 95 to US$ 105 million allocated in 2019. The project IRR is expected to be greater than 10 percent.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2019 Results

The Yanacocha Sulfides project is currently in its Definitive Feasibility Stage. The Environmental Impact Assessment study was approved in March, 2019.

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), 2Q19 copper production was 108,160 MT, 21,178 MT of which is attributable to Buenaventura; a 9% decrease from 118,458 MT produced in 2Q18, 23,194 MT of which was attributable to Buenaventura. The decrease in production is primarily related to lower head grades and recovery rates.  6M19 copper production was 226,596 MT; 44,367 MT of which was attributable to Buenaventura. 6M18 copper production was in-line with 228,964 MT reported in 6M19; 44,831 MT of which was attributable to Buenaventura.

Cerro Verde reported a 2Q19 net income of US$ 53.3 million compared to net income of US$ 188.9 million in 2Q18. This was primarily due to a decrease in net sales of US$193.1 million, mainly attributed to a lower average realized copper price (US$2.48 per pound in the 2Q19 compared to US$3.10 per pound in the 2Q18) and lower volume sold (239.9 million pounds of copper in the 2Q19 2019 compared with 260.2 million pounds in the 2Q18).

Capital expenditures at Cerro Verde were US$ 54.8 million in 2Q19.

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), 2Q19 attributable contribution to net income was US$ 1.1 million, as compared to US$ 1.8 million in 2Q18.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2019 Results

***
Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache and is developing the Tambomayo project.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2018 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2019 Results

**Tables to follow**
APPENDIX 1
Equity Participation in Subsidiaries and Associates (as of June 30, 2019)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A. **	40.10	Tantahuatay
Minera Yanacocha S.R.L. **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant

 (*)Consolidated
(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2019 Results

APPENDIX 2

2Q19

Gold Production
Mining Unit	Operating Results	Unit	2Q19	2Q18	△%	6M19	6M18	△ %
Underground
Tambomayo	Ore Milled	DMT	158,937	136,517	16%	304,094	272,179	12%
	Ore Grade	Oz/MT	0.18	0.25	-25%	0.19	0.25	-25%
	Recovery Rate	%	84.06	92.04	-9%	83.95	92.01	-9%
	Ounces Produced*	Oz	24,610	31,173	-21%	48,643	64,866	-25%
Orcopampa	Ore Milled	DMT	37,305	115,314	-68%	62,392	237,628	-74%
	Ore Grade	Oz/MT	0.30	0.31	-4%	0.28	0.32	-13%
	Recovery Rate	%	96.68	97.20	-1%	96.52	97.29	-1%
	Ounces Produced*	Oz	10,764	35,694	-70%	16,713	75,681	-78%
Open Pit
La Zanja	Ounces Produced	Oz	5,443	15,660	-65%	19,060	33,382	-43%
Tantahuatay	Ounces Produced	Oz	34,766	39,557	-12%	61,039	69,473	-12%
(*) Includes ounces from retreatment of tailing dams

Silver Production
Mining Unit	Operating Results	Unit	2Q19	2Q18	△%	6M19	6M18	△ %
Underground
Tambomayo	Ore Milled	DMT	158,937	136,517	16%	304,094	272,179	12%
	Ore Grade	Oz/MT	3.93	9.41	-58%	3.98	9.13	-56%
	Recovery Rate	%	89.39	85.20	5%	88.69	84.31	5%
	Ounces Produced	Oz	558,034	1,106,694	-50%	1,073,277	2,126,610	-50%
Uchucchacua	Ore Milled	DMT	349,686	339,959	3%	599,033	672,775	-11%
	Ore Grade	Oz/MT	9.78	13.32	-27%	9.57	14.22	-33%
	Recovery Rate	%	90.18	87.68	3%	88.58	85.20	4%
	Ounces Produced	Oz	3,083,290	4,005,948	-23%	5,079,729	8,419,196	-40%
Julcani	Ore Milled	DMT	31,414	26,998	16%	61,042	51,085	19%
	Ore Grade	Oz/MT	21.39	23.57	-9%	22.15	22.59	-2%
	Recovery Rate	%	95.57	97.46	-2%	96.21	97.19	-1%
	Ounces Produced	Oz	642,182	620,276	4%	1,300,897	1,124,431	16%
Marcapunta	Ore Milled	DMT	668,296	755,316	-12%	1,349,255	1,403,933	-4%
	Ore Grade	Oz/MT	0.77	0.85	-10%	0.74	0.73	0%
	Recovery Rate	%	70.79	64.59	10%	62.08	62.96	-1%
	Ounces Produced	Oz	365,559	416,735	-12%	616,257	647,659	-5%
Open Pit
Tajo Norte	Ore Milled	DMT	1,073,607	904,069	19%	1,954,364	1,741,692	12%
	Ore Grade	Oz/MT	1.56	0.92	69%	1.27	0.96	32%
	Recovery Rate	%	64.59	66.02	-2%	64.37	63.13	2%
	Ounces Produced	Oz	1,083,720	551,028	97%	1,597,410	1,059,558	51%

Zinc Production
Mining Unit	Operating Results	Unit	2Q19	2Q18	△%	6M19	6M18	△ %
Underground
Tambomayo	Ore Milled	DMT	158,937	136,517	16%	304,094	272,179	12%
	Ore Grade	%	1.95	2.05	-5%	2.06	2.21	-7%
	Recovery Rate	%	75.29	71.36	5%	77.11	74.22	4%
	MT Produced	MT	2,333	1,998	17%	4,838	4,560	6%
Uchucchacua	Ore Milled	DMT	349,686	339,959	3%	599,033	672,775	-11%
	Ore Grade	%	2.55	2.08	23%	2.52	2.11	19%
	Recovery Rate	%	68.27	68.57	0%	66.17	65.84	1%
	MT Produced	MT	6,093	4,842	26%	9,998	9,418	6%
Open Pit
Tajo Norte	Ore Milled	DMT	1,073,607	904,069	19%	1,954,364	1,741,692	12%
	Ore Grade	%	2.06	2.25	-9%	2.13	2.50	-15%
	Recovery Rate	%	56.44	60.71	-7%	55.21	60.04	-8%
	MT Produced	MT	12,476	12,353	1%	22,943	26,151	-12%

Copper Production
Mining Unit	Operating Results	Unit	2Q19	2Q18	△%	6M19	6M18	△ %
Underground
Marcapunta	Ore Milled	DMT	668,296	755,316	-12%	1,349,255	1,403,933	-4%
	Ore Grade	%	1.68	1.62	3%	1.57	1.68	-7%
	Recovery Rate	%	86.26	91.14	-5%	87.51	91.78	-5%
	MT Produced	MT	9,671	11,173	-13%	18,527	21,655	-14%

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2019 Results

APPENDIX 3: Adjusted EBITDA Reconciliation (in thousand US$)

EBITDA RECONCILIATION (in thousand US$)

	2Q19	2Q18	6M19	6M18
Net Income	5,667	39,037	29,678	69,863
Add / Substract:	40,054	48,369	42,836	116,083
Depreciation and Amortization	58,774	60,470	108,518	113,735
Interest expense	10,156	9,625	21,685	18,293
Provision of bonuses and compensations	5,112	4,917	9,782	8,556
Profit from discontinued operations	2,124	507	4,514	1,491
Impairment of inventories	-3,052	505	-2,122	347
Loss on currency exchange difference	238	217	217	-442
Workers´ participation provision	-8	116	18	2,070
Share in associated companies by the equity method, net	-22,705	-34,219	-72,217	-49,022
Provision for income tax, net	-9,001	6,073	-22,252	23,502
Interest income	-1,825	-1,047	-4,045	-2,177
Provision for contingencies	241	1,205	-1,262	-270
EBITDA Buenaventura Direct Operations	45,721	87,406	72,514	185,946
EBITDA Yanacocha (43.65%)	32,948	13,981	69,730	17,348
EBITDA Cerro Verde (19.58%)	41,065	79,464	129,005	143,852
EBITDA Coimolache (40.095%)	8,624	9,287	14,391	17,028
EBITDA Buenaventura + All Associates	128,359	190,137	285,640	364,173

Note:
EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2019 Results

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance.  Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2019 Results

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended June 30		For the 6 months ended June 30
	2019	2018	2019	2018
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	129,528	158,911	243,824	306,121
Add:
Consolidated Exploration in units in operation	13,246	24,462	24,710	46,958
Consolidated Commercial deductions	55,984	47,466	101,531	96,431
Consolidated Selling expenses	6,373	6,636	10,291	12,498
Consolidated Cost applicable to sales	205,131	237,475	380,356	462,008

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization
(by mine and mineral) to consolidated Cost of sales:
	For the 3 months ended June 30		For the 6 months ended June 30
	2019	2018	2019	2018
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	18	2	18	17
Julcani, Silver	5,746	7,331	12,284	11,175
Julcani, Lead	211	386	492	722
Julcani, Copper	15	20	32	30
Mallay, Gold
Mallay, Silver
Mallay, Lead
Mallay, Zinc
Orcopampa, Gold	12,538	23,345	20,963	48,580
Orcopampa, Silver	57	1,056	109	1,808
Orcopampa, Copper	0	-19	0	73
Uchucchacua, Gold	0	15	-13	42
Uchucchacua, Silver	20,794	27,078	35,636	51,022
Uchucchacua, Lead	4,831	4,132	7,445	7,551
Uchucchacua, Zinc	6,789	4,391	11,742	9,554
Tambomayo, Gold	11,544	13,716	19,556	26,638
Tambomayo, Silver	2,952	6,565	5,225	10,841
Tambomayo, Zinc	1,022	867	4,097	3,741
Tambomayo, Lead	1,910	1,961	2,190	1,265
La Zanja, Gold	7,974	16,074	19,979	34,344
La Zanja, Silver	188	796	670	1,496
El Brocal, Gold	1,411	2,071	2,766	4,396
El Brocal, Silver	8,052	4,877	12,844	7,527
El Brocal, Lead	6,362	4,073	11,653	7,135
El Brocal, Zinc	12,690	12,294	25,364	25,518
El Brocal, Copper	24,252	27,119	48,924	49,739
Other Small Units, Gold
Other Small Units, Silver
Other Small Units, Lead
Other Small Units, Zinc
Non Mining Units	171	759	1,848	2,906
Consolidated Cost of sales, excluding depreciation and amortization	129,528	158,911	243,824	306,121

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended June 30		For the 6 months ended June 30
	2019	2018	2019	2018
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	4	1	4	6
Julcani, Silver	1,332	2,837	2,849	4,266
Julcani, Lead	49	149	114	276
Julcani, Copper	4	8	7	12
Mallay, Gold
Mallay, Silver
Mallay, Lead
Mallay, Zinc
Orcopampa, Gold	3,575	8,168	6,097	16,986
Orcopampa, Silver	16	369	32	632
Orcopampa, Copper	0	-7	0	25
Uchucchacua, Gold	0	2	-1	7
Uchucchacua, Silver	1,968	3,964	3,395	8,302
Uchucchacua, Lead	457	605	709	1,229
Uchucchacua, Zinc	642	643	1,119	1,555
Tambomayo, Gold	2,139	2,702	4,075	5,324
Tambomayo, Silver	547	1,293	1,089	2,167
Tambomayo, Lead	189	171	456	253
Tambomayo, Zinc	354	386	854	748
La Zanja, Gold	0	58	1	64
La Zanja, Silver	0	3	0	3
El Brocal, Gold	53	128	106	238
El Brocal, Silver	300	301	494	407
El Brocal, Lead	237	251	449	386
El Brocal, Zinc	474	758	976	1,381
El Brocal, Copper	905	1,672	1,883	2,692
Other Small Units, Gold
Other Small Units, Silver
Other Small Units, Lead
Other Small Units, Zinc
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	13,246	24,462	24,710	46,958

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2019 Results

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral)
to consolidated Commercial deductions:

	For the 3 months ended June 30		For the 6 months ended June 30
	2019	2018	2019	2018
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	2	0	2	2
Julcani, Silver	724	1,093	1,495	1,661
Julcani, Lead	26	56	60	105
Julcani, Copper	2	3	5	4
Mallay, Gold	0
Mallay, Silver	0	0	0	0
Mallay, Lead	0	0	0	0
Mallay, Zinc	0	0	0	0
Orcopampa, Gold	59	294	30	599
Orcopampa, Silver	1	57	-1	91
Orcopampa, Copper	0	0
Uchucchacua, Gold	0	2
Uchucchacua, Silver	6,657	8,796	11,446	16,790
Uchucchacua, Lead	843	819	1,234	1,851
Uchucchacua, Zinc	4,921	1,166	6,241	4,627
Tambomayo, Gold	919	140	2,510	238
Tambomayo, Silver	863	443	1,615	591
Tambomayo, Lead	327	197	726	250
Tambomayo, Zinc	1,719	513	3,277	962
La Zanja, Gold	21	108	67	202
La Zanja, Silver	1	8	2	11
El Brocal, Gold	1,386	2,061	2,585	4,488
El Brocal, Silver	4,106	2,200	6,486	3,943
El Brocal, Lead	1,791	-188	2,968	1,104
El Brocal, Zinc	7,565	3,150	14,550	8,323
El Brocal, Copper	24,050	26,547	46,234	50,562
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	55,984	47,466	101,531	96,431

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated
Selling expenses:

	For the 3 months ended June 30		For the 6 months ended June 30
	2019	2018	2019	2018
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0	0	0
Julcani, Silver	90	53	169	110
Julcani, Lead	3	3	7	7
Julcani, Copper	0	0	0	0
Mallay, Gold
Mallay, Silver
Mallay, Lead
Mallay, Zinc
Orcopampa, Gold	72	194	87	437
Orcopampa, Silver	0	9	0	16
Orcopampa, Copper	0	0	0
Uchucchacua, Gold	0	1	-1
Uchucchacua, Silver	905	1,391	1,430	2,572
Uchucchacua, Lead	210	212	299	381
Uchucchacua, Zinc	295	226	471	482
Tambomayo, Gold	714	253	908	708
Tambomayo, Silver	183	121	243	288
Tambomayo, Lead	63	16	102	34
Tambomayo, Zinc	118	36	190	99
La Zanja, Gold	124	224	178	364
La Zanja, Silver	3	11	6	16
El Brocal, Gold	79	139	133	285
El Brocal, Silver	450	326	616	489
El Brocal, Lead	355	273	558	463
El Brocal, Zinc	709	823	1,216	1,657
El Brocal, Copper	1,355	1,815	2,345	3,230
Non Mining Units	644	511	1,334	855
Consolidated Selling expenses	6,373	6,636	10,291	12,498

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2019 Results

						JULCANI
				2Q 2019					2Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	18	5,746	211	-	15	5,990	2	7,331	386	-	20	7,740
Add:
Exploration Expenses (US$000)	4	1,332	49	-	4	1,389	1	2,837	149	-	8	2,995
Commercial Deductions (US$000)	2	724	26	-	2	755	0	1,093	56	-	3	1,152
Selling Expenses (US$000)	0	90.17	3.31	-	0	94	0	53	3	-	0	56
Cost Applicable to Sales (US$000)	24	7,893	290	-	21	8,228	3	11,314	594	-	31	11,943
Divide:
Volume Sold	17	585,840	178	-	4	Not Applicable	1	741,469	275	-	5	Not Applicable
CAS	1,435	13.47	1,625	-	5,931	Not Applicable	2,590	15.26	2,162	-	6,978	Not Applicable

						ORCOPAMPA
				2Q 2019					2Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	12,538	57	-	-	-	12,595	23,345	1,056	-	-	-19	24,381
Add:					-
Exploration Expenses (US$000)	3,575	16	-	-	-	3,591	8,168	369	-	-	-7	8,531
Commercial Deductions (US$000)	59	1	-	-	-	60	294	57	-	-	-0	351
Selling Expenses (US$000)	72	0	-	-	-	72	194	9	-	-	-0	203
Cost Applicable to Sales (US$000)	16,244	74	-	-	-	16,318	32,001	1,491	-	-	-27	33,466
Divide:
Volume Sold	10,391	4,289	-	-	-	Not Applicable	35,155	127,048	-	-	13	Not Applicable
CAS	1,563	17.33	-	-	-	Not Applicable	910	11.74	-	-	-	Not Applicable

						UCHUCCHACUA
				2Q 2019					2Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	20,794	4,831	6,789	-	32,414	15	27,078	4,132	4,391	-	35,617
Add:
Exploration Expenses (US$000)	-	1,968	457	642	-	3,067	2	3,964	605	643	-	5,214
Commercial Deductions (US$000)	-0	6,657	843	4,921	-	12,420	2	8,796	819	1,166	-	10,783
Selling Expenses (US$000)	-	905	210	295	-	1,410	1	1,391	212	226	-	1,830
Cost Applicable to Sales (US$000)	-0	30,323	6,341	12,648	-	49,311	20	41,230	5,768	6,426	-	53,444
Divide:
Volume Sold	-	2,923,280	5,349	4,860	-	Not Applicable	87	4,125,034	4,387	3,783	-	Not Applicable
CAS	-	10.37	1,185	2,603	-	No Applicable	226	9.99	1,315	1,699	-	No Applicable

						TAMBOMAYO
	2Q 2019						2Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	11,544	2,952	1,022	1,910	-	17,428	13,716	6,565	867	1,961	-	23,109
Add:
Exploration Expenses (US$000)	2,139	547	189	354	-	3,230	2,702	1,293	171	386	-	4,552
Commercial Deductions (US$000)	919	863	327	1,719	-	3,829	140	443	197	513	-	1,294
Selling Expenses (US$000)	714	183	63	118	-	1,078	253	121	16	36	-	426
Cost Applicable to Sales (US$000)	15,316	4,546	1,602	4,102	-	25,565	16,811	8,422	1,251	2,897	-	29,381
Divide:
Volume Sold	27,468	589,667	1,794	2,000	-	Not Applicable	30,721	1,143,540	1,025	1,871	-	Not Applicable
CAS	558	7.71	893	2,051	-	No Applicable	547	7.36	1,220	1,548	-	No Applicable

						LA ZANJA
				2Q 2019					2Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	7,974	188	-	-	-	8,162	16,074	796	-	-	-	16,870
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	58	3	-	-	-	61
Commercial Deductions (US$000)	21	1	-	-	-	22	108	8	-	-	-	117
Selling Expenses (US$000)	124	3	-	-	-	127	224	11	-	-	-	235
Cost Applicable to Sales (US$000)	8,120	191	-	-	-	8,311	16,464	819	-	-	-	17,283
Divide:
Volume Sold	5,521	11,548	-	-	-	Not Applicable	17,495	67,804	-	-	-	Not Applicable
CAS	1,471	16.58	-	-	-	Not Applicable	941	12.08	-	-	-	Not Applicable

						BROCAL
				2Q 2019					2Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A)(US$000)	1,411	8,052	6,362	12,690	24,252	52,768	2,071	4,877	4,073	12,294	27,119	50,435
Add:
Exploration Expenses (US$000)	53	300	237	474	905	1,969	128	301	251	758	1,672	3,109
Commercial Deductions (US$000)	1,386	4,106	1,791	7,565	24,050	38,898	2,061	2,200	-188	3,150	26,547	33,769
Selling Expenses (US$000)	79	450	355	709	1,355	2,948	139	326	273	823	1,815	3,375
Cost Applicable to Sales (US$000)	2,928	12,909	8,747	21,437	50,562	96,583	4,398	7,704	4,409	17,024	57,153	90,688
Divide:
Volume Sold	2,457	1,228,153	7,850	10,211	9,186	Not Applicable	4,029	774,576	4,490	10,383	10,517	Not Applicable
CAS	1,192	10.51	1,114	2,099	5,504	Not Applicable	1,092	9.95	982	1,639	5,434	Not Applicable

						NON MINING COMPANIES
				2Q 2019					2Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	171	-	-	-	-	-	759
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	644	-	-	-	-	-	511
Total (US$000)	-	-	-	-	-	815	-	-	-	-	-	2,829

						BUENAVENTURA CONSOLIDATED
				2Q 2019					2Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	33,485	37,790	12,426	21,389	24,267	129,528	55,222	47,704	9,458	18,647	27,120	158,911
Add:
Exploration Expenses (US$000)	5,771	4,164	933	1,470	908	13,246	11,059	8,767	1,176	1,787	1,673	24,462
Commercial Deductions (US$000)	2,387	12,352	2,987	14,205	24,053	55,984	2,606	12,597	885	4,829	26,549	47,466
Selling Expenses (US$000)	989	1,630	632	1,122	1,355	6,373	811	1,912	504	1,084	1,815	6,636
Cost Applicable to Sales (US$000)	42,631	55,936	16,979	38,186	50,584	205,131	69,698	70,980	12,023	26,347	57,157	237,475
Divide:
Volume Sold	45,854	5,342,779	15,171	17,070	9,189	Not Applicable	87,488	6,979,472	10,177	16,038	10,534	Not Applicable
CAS	930	10.47	1,119	2,237	5,505	Not Applicable	797	10.17	1,181	1,643	5,426	Not Applicable

						COIMOLACHE
				2Q 2019					2Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	23,135	1,020	-	-	-	24,155	21,731	1,355	-	-	-	23,086
Add:
Exploration Expenses (US$000)	1,251	55	-	-	-	1,306	5,444	339	-	-	-	5,783
Commercial Deductions (US$000)	89	3	-	-	-	92	76	5	-	-	-	81
Selling Expenses (US$000)	195	9	-	-	-	204	354	22	-	-	-	376
Cost Applicable to Sales (US$000)	24,670	1,087	-	-	-	25,757	27,604	1,721	-	-	-	29,326
Divide:
Volume Sold	34,455	134,856	-	-	-	Not Applicable	38,599	190,130	-	-	-	Not Applicable
CAS	716	8.06	-	-	-	Not Applicable	715	9.05	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2019 Results

						JULCANI
			6M 2019						6M 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	18	12,284	492	-	32	12,827	17	11,175	722	-	30	11,945
Add:
Exploration Expenses (US$000)	4	2,849	114	-	7	2,975	6	4,266	276	-	12	4,560
Commercial Deductions (US$000)	2	1,495	60	-	5	1,562	2	1,661	105	-	4	1,774
Selling Expenses (US$000)	0	169	7	-	0	176	0	110	7	-	0	118
Cost Applicable to Sales (US$000)	25	16,797	673	-	45	17,540	26	17,214	1,110	-	47	18,397
Divide:
Volume Sold	17	1,219,407	389	-	8	Not Applicable	11	1,093,705	444	-	7	No Aplicable
CAS	1,466	13.77	1,727	-	5,569	No Applicable	2,315	15.74	2,502	-	7,127	No Applicable

						ORCOPAMPA
			6M 2019						6M 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	20,963	109	-	-	-	21,072	48,580	1,808	-	-	73	50,460
Add:
Exploration Expenses (US$000)	6,097	32	-	-	-	6,129	16,986	632	-	-	25	17,643
Commercial Deductions (US$000)	30	-1	-	-	-	29	599	91	-	-	15	706
Selling Expenses (US$000)	87	0	-	-	-	87	437	16	-	-	1	454
Cost Applicable to Sales (US$000)	27,177	141	-	-	-	27,317	66,602	2,547	-	-	114	69,263
Divide:
Volume Sold	14,818	6,656	-	-	-	Not Applicable	75,170	226,621	-	-	40	Not Applicable
CAS	1,834	21.13	-	-	-	No Applicable	886	11.24	-	-	2,846	No Applicable

						UCHUCCHACUA
			6M 2019						6M 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-13	35,636	7,445	11,742	-	54,810	42	51,022	7,551	9,554	-	68,170
Add:
Exploration Expenses (US$000)	-1	3,395	709	1,119	-	5,222	7	8,302	1,229	1,555	-	11,092
Commercial Deductions (US$000)	-3	11,446	1,234	6,241	-	18,919	9	16,790	1,851	4,627	-	23,277
Selling Expenses (US$000)	-1	1,430	299	471	-	2,200	2	2,572	381	482	-	3,437
Cost Applicable to Sales (US$000)	-17	51,908	9,687	19,573	-	81,151	60	78,686	11,012	16,218	-	105,976
Divide:
Volume Sold	0	4,757,949	7,805	8,261	-	Not Applicable	157	7,978,552	7,821	7,585	-	Not Applicable
CAS	-	10.91	1,241	2,369	-	No Applicable	382	9.86	1,408	2,138	-	No Applicable

						TAMBOMAYO
			6M 2019						6M 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	19,556	5,225	2,190	4,097	-	31,069	26,638	10,841	1,265	3,741	-	42,485
Add:
Exploration Expenses (US$000)	4,075	1,089	456	854	-	6,474	5,324	2,167	253	748	-	8,491
Commercial Deductions (US$000)	2,510	1,615	726	3,277	-	8,128	238	591	250	962	-	2,041
Selling Expenses (US$000)	908	243	102	190	-	1,443	708	288	34	99	-	1,129
Cost Applicable to Sales (US$000)	27,050	8,172	3,475	8,418	-	47,114	32,908	13,887	1,801	5,549	-	54,146
Divide:
Volume Sold	43,828	988,919	3,345	3,979	-	Not Applicable	61,419	1,980,663	1,554	3,543	-	Not Applicable
CAS	617	8.26	1,039	2,115	-	No Applicable	536	7.01	1,159	1,566	-	Not Applicable

						LA ZANJA
			6M 2019						6M 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	19,979	670	-	-	-	20,649	34,344	1,496	-	-	-	35,840
Add:
Exploration Expenses (US$000)	1	0	-	-	-	1	64	3	-	-	-	67
Commercial Deductions (US$000)	67	2	-	-	-	69	202	11	-	-	-	213
Selling Expenses (US$000)	178	6	-	-	-	184	364	16	-	-	-	380
Cost Applicable to Sales (US$000)	20,225	677	-	-	-	20,903	34,975	1,526	-	-	-	36,500
Divide:
Volume Sold	18,142	51,234	-	-	-	Not Applicable	35,717	123,619	-	-	-	Not Applicable
CAS	1,115	13.22	-	-	-	No Applicable	979	12.34	-	-	-	Not Applicable

						BROCAL
			6M 2019						6M 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	2,766	12,844	11,653	25,364	48,924	101,550	4,396	7,527	7,135	25,518	49,739	94,315
Add:
Exploration Expenses (US$000)	106	494	449	976	1,883	3,909	238	407	386	1,381	2,692.24	5,105
Commercial Deductions (US$000)	2,585	6,486	2,968	14,550	46,234	72,824	4,488	3,943	1,104	8,323	50,562	68,420
Selling Expenses (US$000)	133	616	558	1,216	2,345	4,867	285	489	463	1,657	3,230	6,125
Cost Applicable to Sales (US$000)	5,590	20,440	15,628	42,106	99,386	183,150	9,407	12,366	9,089	36,880	106,223	173,965
Divide:
Volume Sold	4,635	1,820,292	13,009	19,598	17,498	Not Applicable	9,130	1,311,161	7,829	21,738	20,371	Not Applicable
CAS	1,206	11.23	1,201	2,149	5,680	No Applicable	1,030	9.43	1,161	1,697	5,215	Not Applicable

						NON MINING COMPANIES
			6M 2019						6M 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	1,848	-	-	-	-	-	2,906
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	1,334	-	-	-	-	-	855
Total (US$000)	-	-	-	-	-	3,182	-	-	-	-	-	6,401

						BUENAVENTURA CONSOLIDATED
			6M 2019						6M 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	63,270	66,768	21,780	41,202	48,956	243,824	114,016	83,870	16,673	38,813	49,842	306,121
Add:
Exploration Expenses (US$000)	10,283	7,859	1,728	2,949	1,891	24,710	22,625	15,777	2,143	3,683	2,729	46,958
Commercial Deductions (US$000)	5,191	21,044	4,988	24,068	46,239	101,531	5,540	23,087	3,310	13,912	50,581	96,431
Selling Expenses (US$000)	1,305	2,464	966	1,877	2,345	10,291	1,797	3,492	885	2,238	3,231	12,498
Cost Applicable to Sales (US$000)	80,049	98,135	29,463	70,096	99,431	380,356	143,978	126,226	23,012	58,647	106,384	462,008
Divide:
Volume Sold	81,441	8,844,458	24,549	31,839	17,507	Not Applicable	181,604	12,714,322	17,648	32,866	20,417	Not Applicable
CAS	983	11.10	1,200	2,202	5,680	Not Applicable	793	9.93	1,304	1,784	5,210	Not Applicable

						COIMOLACHE
			6M 2019						6M 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	40,708	1,647	-	-	-	42,355	38,071	2,543	-	-	-	40,614
Add:
Exploration Expenses (US$000)	2,513	102	-	-	-	2,615	7,228	483	-	-	-	7,711
Commercial Deductions (US$000)	172	7	-	-	-	178	230	17	-	-	-	247
Selling Expenses (US$000)	309	13	-	-	-	322	465	31	-	-	-	496
Cost Applicable to Sales (US$000)	43,702	1,769	-	-	-	45,470	45,995	3,073	-	-	-	49,068
Divide:
Volume Sold	60,646	210,626	-	-	-	Not Applicable	66,556	354,227	-	-	-	Not Applicable
CAS	721	8.40	-	-	-	No Applicable	691	8.68	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2019 Results

APPENDIX 5: ALL-IN SUSTAINING COST
Buenaventura
All-in Sustaining Cost for 2Q19

	Buenaventura1		La Zanja		Tantahuatay		Attributable [2]
	2Q19		2Q19		2Q19		2Q19
Au Ounces Sold BVN		37,876
Au Ounces bought from La Zanja		0
Au Ounces Sold Net		37,876		5,521		34,455		54,620

	2Q19		2Q19		2Q19		2Q19
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	73,698	1,946	8,317	1,506	24,154	701	87,796	1,607
Exploration in Operating Units	11,277	298	0	0	1,306	38	11,801	216
Royalties	1,117	29	0	0	0	0	1,117	20
Comercial Deductions[4]	17,064	451	22	4	92	3	17,113	313
Selling Expenses	2,824	75	127	23	204	6	2,973	54
Administrative Expenses	11,423	302	749	136	1,177	34	12,292	225
Other, net	-2,961	-78	172	31	-65	-2	-2,896	-53
Sustaining Capex[5]	5,775	152	1,143	207	4,433	129	8,158	149

By-product Credit	-94,319	-2,490	-169	-31	-1,995	-58	-95,209	-1,743

All-in Sustaining Cost	25,898	684	10,361	1,877	29,306	851	43,145	790

*All-in Cost does not include: Income tax, M&A activity, working capital, impairments and financial charges.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zan
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2019 Results

Buenaventura
All-in Sustaining Cost for 2Q18

	Buenaventura1		La Zanja		Tantahuatay		Attributable 2
	2Q18		2Q18		2Q18		2Q18
Au Ounces Sold BVN		65,965
Au Ounces bought from La Zanja		0
Au Ounces Sold Net		65,965		17,495		38,599		90,724

	2Q18		2Q18		2Q18		2Q18
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales3	101,055	1,532	17,177	982	23,690	614	119,668	1,319
Exploration in Operating Units	21,506	326	61	3	5,783	150	23,857	263
Royalties	3,938	60	0	0	0	0	3,938	43
Comercial Deductions4	14,413	218	117	7	81	2	14,507	160
Selling Expenses	2,782	42	235	13	375	10	3,057	34
Administrative Expenses	16,949	257	495	28	684	18	17,486	193
Other, net	5,951	90	1,006	58	267	7	6,592	73
Sustaining Capex5	7,927	120	4,120	236	6,096	158	12,558	138

By-product Credit	-136,582	-2,071	-1,117	-64	-3,110	-81	-1,839	-20

All-in Sustaining Cost	37,940	575	22,094	1,263	33,866	877	63,242	697

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2019 Results

Buenaventura
All-in Sustaining Cost for 1S19

	Buenaventura1		La Zanja		Tantahuatay		Attributable 2
	1S19		1S19		1S19		1S19
Au Ounces Sold BVN		58,664
Au Ounces bought from La Zanja		0
Au Ounces Sold Net		58,664		18,142		60,646		92,606

	1S19		1S19		1S19		1S19
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales3	131,152	2,236	21,249	1,171	42,354	698	159,409	1,721
Exploration in Operating Units	20,800	355	1	0	2,615	43	21,849	236
Royalties	1,557	27	0	0	0	0	1,557	17
Comercial Deductions4	28,691	489	69	4	178	3	28,799	311
Selling Expenses	4,243	72	184	10	322	5	4,470	48
Administrative Expenses	23,422	399	1,558	86	2,381	39	25,203	272
Other, net	5,425	92	820	45	151	2	5,921	64
Sustaining Capex5	8,389	143	1,209	67	8,443	139	12,415	134

By-product Credit	-162,234	-2,765	-799	-44	-3,220	-53	-163,949	-1,770

All-in Sustaining Cost	61,445	1,047	24,291	1,339	53,224	878	95,673	1,033

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

*All-in Cost does not include: Income tax, M&A activity, working capital, impairments and financial charges.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2019 Results

Buenaventura
All-in Sustaining Cost for 1S18

	Buenaventura1		La Zanja		Tantahuatay		Attributable 2
	1S18		1S18		1S18		1S18
Au Ounces Sold BVN		136,760
Au Ounces bought from La Zanja		0
Au Ounces Sold Net		136,760		35,717		66,556		182,397

	1S18		1S18		1S18		1S18
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales3	192,885	1,410	36,460	1,021	41,218	619	228,757	1,254
Exploration in Operating Units	42,273	309	67	2	7,711	116	45,400	249
Royalties	8,281	61	0	0	0	0	8,281	45
Comercial Deductions4	29,559	216	213	6	247	4	29,771	163
Selling Expenses	5,671	41	380	11	495	7	6,071	33
Administrative Expenses	36,575	267	1,125	31	1,927	29	37,945	208
Other, net	9,411	69	1,179	33	520	8	10,245	56
Sustaining Capex5	18,559	136	6,884	193	9,622	145	26,069	143

By-product Credit	-256,325	-1,874	-2,049	-57	-5,879	-88	-3,444	-19

All-in Sustaining Cost	86,888	635	44,259	1,239	55,862	839	132,770	728

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2019 Results

APPENDIX 6

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Financial Position
As of June 30, 2019 and December 31, 2018
	2019	2018
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	284,034	369,200
Trade and other accounts receivable, net	209,403	211,715
Inventory, net	126,732	135,919
Income tax credit	25,622	24,396
Prepaid expenses	17,280	17,145
Hedge derivative financial instruments	895	2,759
	663,966	761,134

Non-current assets
Trade and other receivables, net	35,280	40,593
Inventories, net	3,759	3,812
Income tax credit	-	319
Investment in associates	1,515,648	1,473,382
Mining concessions, development costs, property, plant and equipment, net	1,779,785	1,847,615
Investment properties, net	212	222
Deferred income tax asset, net	58,947	38,305
Prepaid expenses	26,135	26,578
Other assets	29,260	25,261
	3,449,026	3,456,087

Total assets	4,112,992	4,217,221

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	55,000	95,000
Trade and other payables	137,076	188,084
Provisions and contingent liabilities	68,114	68,172
Income tax payable	1,537	1,760
Financial obligations	112,493	46,166
	374,220	399,182

Non-current liabilities
Trade and other payables	657	639
Provisions and contingent liabilities	192,514	199,762
Financial obligations	467,398	540,896
Contingent consideration liability	15,755	15,755
Deferred income tax liabilities	25,269	31,422
	701,593	788,474

Total liabilities	1,075,813	1,187,656

Shareholders’ equity, net
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,116	163,115
Other reserves	269	269
Retained earnings	1,695,504	1,675,909
Other reserves of equity	(894)	(703)
Shareholders’ equity, net attributable to owners of the parent	2,827,733	2,808,328
Non-controlling interest	209,446	221,237
Total shareholders’ equity, net	3,037,179	3,029,565

Total liabilities and shareholders’ equity, net	4,112,992	4,217,221

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2019 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Income
For the three-month and six-month periods ended June 30, 2019 and 2018

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2019	2018	2019	2018
Continuing operations	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales of goods	206,503	309,020	383,635	610,953
Net sales of services	4,267	3,784	7,737	9,547
Royalty income	5,375	4,731	10,835	9,150
Total operating income	216,145	317,535	402,207	629,650

Operating costs
Cost of sales of goods, without considering depreciation and amortization	(129,390)	(158,433)	(242,341)	(303,633)
Cost of sales of services, without considering depreciation and amortization	(138)	(478)	(1,483)	(2,488)
Depreciation and amortization	(58,774)	(60,470)	(108,518)	(113,735)
Exploration in operating units	(13,246)	(24,462)	(24,710)	(46,958)
Mining royalties	(3,310)	(6,509)	(5,404)	(12,873)
Total operating costs	(204,858)	(250,352)	(382,456)	(479,687)

Gross profit	11,287	67,183	19,751	149,963

Operating expenses, net
Administrative expenses	(17,988)	(19,970)	(37,404)	(44,582)
Selling expenses	(6,373)	(6,636)	(10,291)	(12,498)
Exploration in non-operating areas	(3,358)	(8,321)	(6,768)	(15,088)
Reversal (provision) for contingencies and others	(241)	(1,205)	1,262	270
Other, net	1,327	(10,858)	(8,970)	(16,557)
Total operating expenses, net	(26,633)	(46,990)	(62,171)	(88,455)

Operating profit (loss)	(15,346)	20,193	(42,420)	61,508

Other income (expense), net
Share in the results of associates	22,705	34,219	72,217	49,022
Financial income	1,825	1,047	4,045	2,177
Financial costs	(10,156)	(9,625)	(21,685)	(18,293)
Net gain (loss) from currency exchange difference	(238)	(217)	(217)	442
Total other income, net	14,136	25,424	54,360	33,348

Profit (loss) before income tax	(1,210)	45,617	11,940	94,856

Current income tax	(1,746)	(3,489)	(3,743)	(13,684)
Deferred income tax	10,747	(2,584)	25,995	(9,818)

Profit (loss) from continuing operations	7,791	39,544	34,192	71,354

Discontinued operations
Profit (loss) from discontinued operations	(2,124)	(507)	(4,514)	(1,491)
Net profit (loss)	5,667	39,037	29,678	69,863

Attributable to:
Owners of the parent	9,700	41,277	36,964	69,695
Non-controlling interest	(4,033)	(2,240)	(7,286)	168
	5,667	39,037	29,678	69,863

Basic and diluted profit (loss) per share attributable to
equity holders of the parent, stated in U.S. dollars	0.04	0.16	0.15	0.27

Weighted average number of shares outstanding (common and investment). in units	253,986,867	253,986,867	253,986,867	253,986,867

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2019 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Cash Flows
For the three and six-month periods ended June 30, 2019 and 2018

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2019	2018	2019	2018
	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales	209,222	370,705	391,994	700,548
Proceeds from dividends	28,440	40,374	29,376	43,805
Value Added Tax recovered	12,902	13,150	22,285	50,820
Royalty received	5,475	4,362	10,935	9,638
Interest received	-	24	523	155
Payments to suppliers and third-parties	(147,770)	(214,549)	(321,895)	(445,337)
Payments to employees	(31,566)	(38,039)	(73,176)	(88,046)
Payments of interest	(8,054)	(7,659)	(14,579)	(13,658)
Payment of income taxes	(4,325)	(13,099)	(10,050)	(20,430)
Payments of mining royalties	(1,136)	(3,938)	(1,577)	(8,281)

Net cash and cash equivalents provided by operating activities	63,188	151,331	33,836	229,214

Investing activities
Proceeds from sales of mining concessions, property, plant and equipment	275	14	422	60
Acquisitions of mining concessions, development costs, property, plant and equipment	(27,768)	(30,405)	(36,284)	(51,593)
Payments to other assets	(986)	(804)	(1,428)	(1,466)

Net cash and cash equivalents used in investing activities	(28,479)	(31,195)	(37,290)	(52,999)

Financing activities
Payments of financial obligations	(12,881)	(12,532)	(23,228)	(22,528)
Proceeds of bank loans	-	-	5,000	80,000
Payments of bank loans	-	1,215	(45,000)	(80,000)
Dividends paid to controlling interest	(15,240)	(7,554)	(15,240)	(7,554)
Dividends paid to non-controlling interest	(1,500)	(307)	(3,100)	(1,747)
Decrease (increase) of restricted bank accounts	(448)	(244)	(144)	4

Net cash and cash equivalents used in financing activities	(30,069)	(19,422)	(81,712)	(31,825)

Net increase (decrease) in cash and cash equivalents during the period	4,640	100,714	(85,166)	144,390
Cash and cash equivalents at the beginning of the period	279,394	258,227	369,200	214,551

Cash and cash equivalents at period-end	284,034	358,941	284,034	358,941

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2019 Results

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2019	2018	2019	2018
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net profit	5,667	39,037	29,678	69,863

Plus (less):
Depreciation and amortization	58,774	60,470	108,518	113,735
Hedge derivative instruments	(536)	7,208	(3,022)	15,743
Deferred income tax expense (income)	(10,747)	2,584	(25,995)	9,818
Provision for estimated fair value of sales	10,721	8,154	4,687	15,104
Income attributable to non-controlling interest	4,033	2,240	7,286	(168)
Accretion expense of provision for closure of mining units and exploration projects	2,136	1,227	5,800	2,260
Net share in results of associates	(22,705)	(34,219)	(72,217)	(49,022)
Recovery (expense) for provision for contingencies	241	1,205	(1,262)	(270)
Net loss (gain) from currency exchange difference	238	217	217	(442)
Reversal (provision) for impairment loss of inventories	(3,052)	(189)	(2,123)	(347)
Bonus provision - executives & employes	5,112	4,917	9,782	8,556
Other net	(12,301)	(2,534)	(4,990)	(14,019)

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	23,817	52,754	10,176	72,597
Inventories	13,168	9,800	11,363	(6,129)
Income tax credit	(4,435)	(472)	(907)	9,712
Prepaid expenses	961	(623)	308	2,865
Increase (decrease) in operating liabilities -
Trade and other accounts payable	(26,604)	(36,344)	(50,990)	(65,901)
Provisions	(9,594)	(4,150)	(21,626)	2,121
Income tax payable	(146)	(325)	(223)	(667)

Proceeds from dividends	28,440	40,374	29,376	43,805

Net cash and cash equivalents provided by operating activities	63,188	151,331	33,836	229,214

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date: July 25, 2019